SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  SCHEDULE TO

                              (AMENDMENT NO. 11)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                           MAXWELL SHOE COMPANY INC.
                      (Name of Subject Company (Issuer))

                             MSC ACQUISITION CORP.
                           JONES APPAREL GROUP, INC.
                     (Names of Filing Persons -- Offerors)

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                   577766108
                     (CUSIP Number of Class of Securities)

                              IRA M. DANSKY, ESQ.
                           JONES APPAREL GROUP, INC.
                                 1411 BROADWAY
                           NEW YORK, NEW YORK 10018
                           TELEPHONE: (212) 536-9526

                 (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                  Copies to:

                            SCOTT A. BARSHAY, ESQ.
                          CRAVATH, SWAINE & MOORE LLP
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                           NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 474-1000

                                  SCHEDULE TO

     This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 23, 2004 (as previously amended and supplemented, the "Schedule TO"), relating to the offer by MSC Acquisition Corp., a New York corporation ("Purchaser") and an indirect wholly owned subsidiary of Jones Apparel Group, Inc., a Pennsylvania corporation ("Jones"), to purchase (1) all issued and outstanding shares of Class A Common Stock, par value $0.01 per share (the "Shares"), of Maxwell Shoe Company Inc., a Delaware corporation ("Maxwell"), and (2) unless and until validly redeemed by Maxwell's Board of Directors, the associated rights to purchase shares of Series A Junior Participating Preferred Stock of Maxwell (the "Rights") issued pursuant to the Rights Agreement, dated as of November 2, 1998 (as amended from time to time, the "Rights Agreement"), by and between Maxwell and EquiServe Trust Company, N.A., as Rights Agent, at a price of $22.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated March 23, 2004, the Supplement thereto dated May 26, 2004 (the "Supplement") and in the related revised Letter of Transmittal. Unless the context otherwise requires, all references herein to the "Shares" shall be deemed to include the associated Rights, and all references herein to the "Rights" shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

     Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase, the Supplement and the Schedule TO.

ITEM 11. ADDITIONAL INFORMATION.

     On May 27, 2004, the Court of Chancery of the State of Delaware granted Jones's and Purchaser's motion for summary judgment, declaring that Maxwell's board of directors violated Maxwell's Amended and Restated Certificate of Incorporation in attempting to set a March 25, 2004 record date for the consent solicitation. The Court ruled that the record date for the consent solicitation is April 21, 2004. A copy of the press release issued by Jones announcing the judgment is attached as Exhibit (a)(5)(K) hereto. The full text of the Court's opinion is attached as Exhibit (a)(5)(L) hereto.


ITEM 12. EXHIBITS.

     (a)(5)(K) Press release issued by Jones Apparel Group, Inc., dated May 28, 2004.

     (a)(5)(L) Opinion of the Court of Chancery of the State of Delaware delivered on May 27, 2004.

                                   SIGNATURE


     After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of May 28, 2004 that the information set forth in this statement is true, complete and correct.


                                  MSC ACQUISITION CORP.,

                                  By: /s/ Wesley R. Card
                                      -------------------------------------
                                      Name:  Wesley R. Card
                                      Title: Chief Financial Officer and
                                                Treasurer

                                  JONES APPAREL GROUP, INC.,

                                  By: /s/ Wesley R. Card
                                      --------------------------------------
                                      Name:  Wesley R. Card
                                      Title: Chief Operating and Financial
                                             Officer

EXHIBIT INDEX

EXHIBIT NO.           DESCRIPTION

(a)(5)(K)     Press release issued by Jones Apparel Group, Inc., dated May 28,
              2004.

(a)(5)(L) Opinion of the Court of Chancery of the State of Delaware delivered on May 27, 2004.